July 26, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed July 26, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated July 22, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A7, filed on July 12, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

In response to our prior comment 1(c), you have filed a different version of the NGLP partnership agreement as Exhibit 10.13; however, you continue to include the prior version as Exhibit 10.12. To avoid confusion, please file and reference only the correct version of the NGLP partnership agreement and remove references to the prior version

Response: In our Amendment No.8 to S-1 filed on July 26, 2016, we have taken out the reference to the incorrect version of the NGLP Partnership Agreement that was filed as Exhibit 10.12 with S-1/A6 on June 29, 2016, and have left only the reference to the correct version of the NGLP Partnership Agreement filed with S-1/A7 on July 12, 2016 as Exhibit 10.13.

Financial Statements, Note 6 –Formation of NGFC Limited Partnership, page 11

2.

We have considered your response to comment 1.d indicating that you have withdrawn your resignation as general partner of NGLP. It appears de-consolidation of the NGLP would not be appropriate until such time as the required notifications have been delivered to the limited partners and are effective. Please advise. In this regard, tell us if and when the required notifications, acknowledgments and executed agreements pursuant to Sections 5.01(a) and 5.01(b) of the NGFC Limited Partnership Agreement have been made and will be effective.

Response: We gave written notice of NGFC’s intention to resign as general partner of NGLP to be effective as of August 19, 2016  and the appointment of Andrew Weeraratne as a general partner as of May 19, 2016 to all limited partners of NGLP on July 18, 2016. As for the issue of deconsolidation, we believe the deconsolidation should be effective as of May 19, 2016 due to the following reasons:

The Board meeting held on May 19, 2016 NGFC appointed Andrew Weeraratne as general partner and transferred its profit interest in NGLP to Andrew Weeraratne under Section 5.1(b) of the NGLP Partnership Agreement.

The Board agreed to not allow the limited partners of NGLP the option to convert 100% of their capital to stock of NGFC for any future contribution limited partners make to NGLP.

Those two resolutions approved by the Board took away any gains NGFC would make from NGLP after May 19, 2016 and also any risk NGFC would assume for any future contributions made to NGLP after May 19, 2016. Also due to those two Board resolutions NGFC ceased to be the primary beneficiary after May 19, 2016.

According to FASB, Financial Accounting Series No. 2015-02 “Consolidation (Topic 810)” published February 2015, taking away the profit potential plus assumption of no risk, we believe, would warrant this deconsolidation. Also according to the same update, all reporting entities are within the scope of Subtopic 810-10 and the presumption that a general partner controls a limited partnership has been eliminated. Therefore, we believe, just the fact that NGFC remaining a general partner of NGLP until August 18, 2016, itself does not permit NGFC to consolidate NGLP in its financial statements.

On our Amendment No.8 to S-1 we have made the following disclosure to describe why we considered the deconsolidation made should stay intact and that we have given notice to all limited partners of NGLP as required per the Partnership Agreement through the following paragraph:

“We filed a Form 8-K on May 20, 2016 announcing the above resolutions but later discovered that we made an error when NGFC resigned as general partner of NGLP without giving 30-days written notice to all limited partners as required by the NGLP Partnership Agreement, and therefore we filed an amended Form 8-K on July 11, 2016 withdrawing the resignation of NGFC as general partner.

However, due to other resolutions approved and announced through that Form 8-k filed on May 20, 2015, were according to the partnership agreement, the deconsolidation of NGLP will go ahead as planned since as per Consolidation Topic 810 released on February 2015 by Financial Accounting Standard Board, being general partner of a partnership itself does not require the reporting person to consolidate the partnership. NGFC gave 30-day written notice to all limited partners of NGLP on July 19, 2016 informing NGFC’s intention to resign as the general partner of NGFC effective August 19, 2016.”

Accordingly on our June 30, 2016 financial statements we have included the net earnings and assets of NGLP (there were no liabilities) as “Income (loss) from deconsolidated operations,” and “Assets of discontinued operations.”

Further, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer